May 13, 2005


Mail Stop 4561 via U.S. Mail and Fax (847) 228-5409

Mr. James B. Dale
Chief Financial Officer
Arlington Hospitality, Inc.
2355 South Arlington Heights Road, Suite 400
Arlington Heights, Illinois 60005

Re:	Arlington Hospitality, Inc.
	Form10-K for the year ended December 31, 2004
      File No. 0-15291

Dear Mr. Dale:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Note 12 - Sale of Hotels and Plan for Future Hotel Dispositions, page
F-29:
1. Please clarify to us why you have reported as revenues the proceeds from the sale of hotels and as expense the carrying value of those hotels rather than reporting a gain or loss on the sale of the hotels as an element of non operating income in the statement of operations.
2. Since the Company is obligated to pay PMC the difference between the Assigned Value and the sale proceeds PMC receives upon the ultimate sale of a hotel, it appears that this mechanism serves to guarantee PMC a return of its investment. What consideration was given to accounting for the sales to PMC, in 1998 and 1999, as a financing based on the guidance of paragraph 28 of SFAS 66?
3. Please provide us with a schedule showing the original deferred gain on the sale of the 30 AmeriHost Inn hotels to PMC in 1998 and 1999 and the subsequent activity in the account by year. Also show the effect on each line item in the statement of operations by year.
Note 14 - Commitments, Contingencies and Other Matters, page F-33:
4. We understand from the information in the penultimate paragraph on page 44 and elsewhere that the modification of certain leases with PMC resulted in a 19% permanent reduction in monthly lease payments but apparently the lease obligation still exceeds the operating cash flows from these hotels before the lease payments. In addition, we understand that as a result of the modification of the lease, the leases for 17 of the 20 hotels were converted to capital leases from operating leases. Since the reduction in the lease rates implies a possible reduction in the fair value of the hotels subject to the sale leaseback, please clarify to us what consideration was given to the need to recognize a loss based on the guidance of paragraph 33(c)
of SFAS 13 or SFAS 144.
5. Further we understand that the capital lease property and equipment were recorded at $32.3 million and a $37.8 million capital lease obligation was recognized. Clarify to us the basis for amortizing the difference over the remaining lease term as lease expense.
6. Clarify to us how the Arlington Fee and the Proceeds Deficit Notes are considered in the Company`s determination of the gain or loss realized on each hotel sale to PMC. What consideration did you give to treating these as downward adjustments to the sales price of the hotels in the Company`s determination of the gain or loss to be recognized from the sales of the hotels?
7.
Refer to the disclosures on page 61 and elsewhere. In a supplemental response, please clarify to us the rationale for reducing the lease payments effective October 1, 2004 by 19% for the hotels sold and leased back from PMC with the provisions that the hotels be sold within a four year period. Secondly, clarify the rationale for having the lease payments revert to the pre October 1, 2004 level in the event the hotels are not sold within the prescribed time frame.
Your response should address whether the lease rate after the 19% reduction represents a market rate. If not, tell us what consideration you gave to viewing the "Arlington Fee" as a means to adjust the lease rate to market and therefore reflect the fee as an additional lease payment to be recognized on a straight line basis.

      *    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3498 if you have questions.



						Sincerely,



Linda Van Doorn
Senior Assistant Chief Accountant




Arlington Hospitality, Inc.
May 13, 2005
Page 1